The Real Brokerage Inc. to Host Fourth Quarter and Full Year 2021 Earnings Conference Call

PR Newswire

TORONTO and NEW YORK , March 8, 2022 /PRNewswire/ -- The Real Brokerage Inc. (" Real " or the " Company ") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that it will release its fourth quarter and full year 2021 financial results on Friday, March 18, 2021 before the open of market trading. Additionally, Real will host a conference call to discuss fourth quarter and full year 2021 operating and financial results on Friday, March 18, 2022 , at 11:00 a.m. EST .

Details of the conference call are listed below:

Date:	Friday, March 18, 2022

Time:	11:00 a.m. EST*

Dial-in Number:	North American Toll Free: 877-545-0523

International: 973-528-0016

Access Code:	489522

https://www.webcaster4.com/Webcast/Page/2699/44802

Replay Number:	North American Toll Free: 877-481-4010

International: 919-882-2331

Passcode:	44802

Webcast Replay	https://www.webcaster4.com/Webcast/Page/2699/44802

*Participants are encouraged to dial in 5 to 10 minutes before the beginning of the conference call.

About Real

Real ( www.joinreal.com ) is a technology-powered real estate brokerage operating in 41 U.S. states, the District of Columbia and Ontario and Alberta, Canada . Real is building the future, together with more than 4,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick
elisabeth@therealbrokerage.com

Caroline Glennon
thunder11@therealbrokerage.com
1+201-564-4221

Investors, for more information, please contact:
Hayden IR
James Carbonara
james@haydenir.com
646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.